Exhibit 99.1

Large Order for 220 Volvo Buses to Venezuela

STOCKHOLM, Sweden--(BUSINESS WIRE)--Feb. 14, 2006--Volvo Buses has received an order for 220 city buses to Caracas, Venezuela. This is Volvo's second largest order to date for buses in South America.

The buses were ordered by C A Metro de Caracas, which operates the subway in the Venezuelan capital. The new buses will be used on 24 feeder lines to the subway stations.

The bus chassis is the Volvo B7RLE, a low-entry chassis with a 7-liter engine. The chassis are being manufactured in Volvo Buses' plant in Curitiba, Brazil. The bodies are being built by the Fanabus company in Guacara, Venezuela. Fourteen of the buses are already on the road in Caracas. The other chassis from Volvo Buses will be delivered through October this year.

Volvo Buses is not selling solely the buses, but is also providing spare parts, special tools and training for mechanics in cooperation with the Volvo Group's company in the country, Mack de Venezuela.

"The key factors that were decisive to Volvo's advantage, in addition to the quality of the actual buses, was the total solution olvo offered," says Luiz Miguel Pichardo, one of the persons responsible for the project within C A Metro de Caracas.

He relates that one of the goals with the new buses, with the low entry, is to reduce the stop time at the bus stops, which will contribute to increasing the transport capacity.

Volvo Bus Corporation is the world's second-largest manufacturer of large buses and coaches. The range comprises complete vehicles, chassis, bus bodies, transport system solutions for metropolitan traffic, leasing, financing and service contract maintenance. Volvo Bus Corporation is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

This information was brought to you by Waymaker
http://www.waymaker.net

CONTACT: Volvo
Per-Martin Johansson, +46 31 322 52 00
per-martin.johansson@volvo.com